Starry Group Holdings, Inc.

38 Chauncy Street, Suite 200

Boston, MA 02111

June 13, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Starry Group Holdings, Inc.

Registration Statement on Form S-1

Filed April 18, 2022

File No. 333-264363

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Starry Group Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-264363) be accelerated by the Securities and Exchange Commission to 4:05 p.m. Washington D.C. time on June 15, 2022, or as soon as practicable thereafter.

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The Company requests that it be notified of such effectiveness by a telephone call to Rachel Sheridan of Latham & Watkins LLP at (202) 637-2139 or to Shagufa Hossain of Latham & Watkins LLP at (202) 637-2323 and that such effectiveness also be confirmed in writing.

Sincerely,

Starry Group Holdings, Inc.

/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: Chief Executive Officer

cc:	William Lundregan, Chief Legal Officer, Starry Group Holdings, Inc.

Rachel W. Sheridan, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Christopher M. Bezeg, Latham & Watkins LLP